

iGEMS

The Search is Over.



Series
Movies
New
Showcases
iGEMSelection:
The Ballad of Buster Scruggs
Comedy, Drama, Musical,
120 mins. | R | 16+
iGEMScore:
NETFLIX
more services...
watch trailer

The Problem



With the growing volume of content options, viewers are spending more time searching than watching.



"62 percent of consumers have a hard time finding something to watch, and 55 percent are looking for a new TV show or movie at least once a week."
Price Waterhouse Coopers



Current Streaming Volume & Platforms



Exhibitors increase their productions and acquisitions, and their volume of titles continues to escalate. In addition, the number of viewing platforms continues to grow.

Programs



Platforms



Current Streaming Audience



The streaming market continues to grow, with over 65% of American households connected to WiFi, and viewers averaging 6.5 hours per week.

Subscribers
(in millions)

130

98

65

33

0

Streaming Platforms

Netflix   HULU   HBO   Amazon

Solution



By aggregating all digital streaming platforms, our uniquely qualified team will make recommendatons (Human Curation), which members will embrace and share thorugh their user profiles (Word of Mouth), which is then amplified through our proprietary Machine Learning technology (Viewer Preferences).



Movie and TV Recomendations by curators, professionals and celebrities.
Movie and TV fans share their favorites on user profiles, driving followers and word-of-mouth.
Algorithms and machine learning feed strong recommendation engines, based on viewer history and preferences.

User Profiles

Word of mouth is a key driver for audience choice, and viewers are passionate about their movie and TV shows. By establishing user profiles, subscribers post their favories and friends (Fans) can learn what to watch, based on similar tastes and preferences.


iGEMS
Series
Movies
New
Showcases
Advanced Search
Search here for your category...
My Favorites
778
Watch list
1,024
Ratings & Reviews
9,697
My Lists
778
Following
3,870
Fans
3,248
ADRIANA UGARTE
IT / Joined iGEMS 2009
On my list Adriana Ugarte's: the Big 1000 you can find my 1000 favourite films and my oawn favourite lists.
Follow
MY FAVORITES
NETFLIX
SPRINGSTEEN ON BROADWAY
amazon
YOU WERE NEVER REALLY HERE
hulu
A hulu ORIGINAL
CASTLE ROCK
CASTLE ROCK
120 min Horror, Family, Fantasy 16+

"83% of online respondents in 60 countries say they trust the recommendations of friends & family."
Source: Nielsen

Competitive Landscape



A small number of companies are entering the content recommendations arena. None can provide the complete solution, with a user-friendly experience. iGEMS combines human curation, social networking and advanced search tools - the full package.

Blog Content Recommendations

Social Media Content Sharing

VULTURE

The New York Times
Watching

THRILLIST

Letterboxd

TRAKT

TVTime

iGEMS

FilmFish

ReelGood

GoWatchIt

Content Search Platforms

Revenue Model



Potential Revenue Streams

▸ **Advertising** - Digital platforms will be looking to reach our audiences to promote their movies and shows

▸ **Sponsorship Programs** - Brands support Collections with logo placement and "presented by" oppotunities

▸ **Affiliate Revenue** - Most platforms pay affiliate fees for click through links to purchase content and/or subscribe

▸ **B2B Services** - Content producers and distributors will pay for our user data to inform their future releases

▸ **B2B Test Screenings** - Content distributors will pay to present select shows to targeted viewers for feedback

▸ **Festival Pass** - Users will pay nominal monthy fees to access select movie and series collections with extras

▸ **SVOD** - iGEMS will eventually host exclusive streaming opportunities for select movies and shows

▸ **Tip Jar** - Fans will have an opportunity to "tip" curators, based on recommendations, with % going to iGEMS

▸ **Original Content** - iGEMS will eventually produce content in house, based on harvested data and user feedback

The Team



Jon Fitzgerald Co-founder & CEO



Jon Fitzgerald has over 20 years of experience in the motion picture business. After working in production on a number of studio features, Jon directed his first film in 1994, and then co-founded the Slamdance Film Festival in 1995. He directed the event for the next two years before becoming the Festival Director at the American Film Institute and then the Santa Barbara and Abu Dhabi International Film Festivals. He was a VP of Programming for IFILM.com, where he helped to create a new online exhibition model, before launching Right Angle Studios, a consulting firm that provided services to film festivals and indie filmmakers. In 2010, Fitzgerald moved back into production with Cause Pictures, a company devoted to producing socially relevant films. After directing 5 documentaries, and authoring *Filmmaking for Change*, he launched CauseCinema.com in 2016.

Aaron Eisenberger Co-founder & CTO



As a serial entrepreneur with over 20 years of startup experience, Aaron brings his knowledge of technology and community building to early state companies. In 1999, Aaron co-founded eteamz which was acquired by Active.com in 2001 when it was the leading youth sports community site online. Since then, Aaron has been involved in several startups including Zaadz, a social network focused around personal growth and spirituality which was acquired in 2007 by Gaiam. His most recent position was as Chief Architect for Bitium, an identity management company that was acquired by Google in 2017. Aaron's experience spans technology, business strategy, UX and marketing. He is excited to apply these skills as well as the latest developments in machine learning to solve the problem of intelligent recommendations for the growing SVOD/TVOD market.

Critical Path



iGEMS is raising funds to develop our platform and mobile application. The timeline below illustrates projections for our product launches, feedback loop, and operational growth.



Development
Machine Learning Launch
Strategic Affiliations
Mobile Application V1 Launch
(Phase I)

Enhancement
Premium Subscription
Concierge Experience
Model Test Screenings

SVOD
Explore Licensing Model
Host Premium Showcases
Elevate Extras for Subscribers
(Phase II)

At Quarter: 1   3   5

Soft Launch
Application Dev
Beta Site & Feedback loop
Funding Outreach
(Seed Round)

Website
Website 3.0
Ad Model Introduced
OTT & Social Media Marketing

B2B
Analyze User Behavior
Evaluate B2B Data
Data sales to Content Providers
(Series A)

2   4   6

iGEMS   iGEMS

Advisory Board



Peter Bisanz - Executive Director, Skoll Center for Social Impact at UCLA School of TFT

- Extensive experience as a social entrepreneur and filmmaker
- Global communications expert, building awareness around social issues
- Former executive at the Ladd Produciton Company, and for Paramount Pictures

Johanna Blakley - Managing Director at USC Annenberg Norman Lear Center

- Think-tank PhD researching global entertainment, digital technology and celebrity culture
- Broad experience in academia, entertainment and the high-tech industry
- Game development, Web development and digital asset management

Dan Harlow - Founder, Bunker 15 Films

- Led Tech Consulting firm Vircon for many years
- Created Bunker 15 to focus on online distribution and internet technology
- Developing cutting edge social media promotional learning algorithms that help films find their target audiences

Gabriella Mirabelli - EVP, Consumer Insights & Brand Strategy at VALENCE MEDIA

- A strategist and an award-winning creative thinker with a passion for building successful brands
- Founder and host of industry leading podcast, UpNext
- Former CEO & co-founder of Anatomy Media, an Emmy Award winning New York based creative agency

Brian Newman - Founder, Sub-Genre

- Oversees a strategic consulting company, developing campaigns to connect films with audiences.
- Former CEO of the Tribeca Film Institute,
- Frequent speaker on the subject of branded content, as well as the future of film and TV digital media.

Steven Soderbergh - Director/Producer

- Independent filmmaking pioneer, always pushing boundaries in production and distribution models
- Oscar winning director (Traffic), screenwriter, and producer, one of the most prolific if his generation.
- Emmy winning television producer (Behind the Candelabra)

Thank you





iGEMS

internet Guide to Engaging Movies & Series

The Search is Over.

Jon Fitzgerald
Phone: (310) 739-1446
Email: jon@igems.tv